Exhibit 99.1

Press Release

HUTCHMED Announces Sovleplenib Granted US FDA Orphan Drug Designation for Autoimmune Hemolytic Anemia

— Eligible for development incentives including 7 years of US market exclusivity upon regulatory approval —

 — Marks the second US FDA Orphan Drug Designation for sovleplenib, following its recent designation for primary ITP —

Hong Kong, Shanghai & Florham Park, NJ — Thursday, November 5, 2026: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announces that the US Food and Drug Administration (“FDA”) has granted Orphan Drug Designation to sovleplenib for the treatment of autoimmune hemolytic anemia (“AIHA”). Sovleplenib is a novel, selective, oral spleen tyrosine kinase (“Syk”) inhibitor.

This marks the second Orphan Drug Designation granted by the US FDA for sovleplenib, following the designation for primary immune thrombocytopenia (“ITP”) announced in October 2026. The FDA’s Orphan Drug Designation program provides orphan status to drugs and biologics intended for the safe and effective treatment, diagnosis, or prevention of rare diseases or conditions that affect fewer than 200,000 people in the United States. If approved by the FDA for the designated indication, drugs with Orphan Drug Designation are eligible for 7 years of US market exclusivity upon approval, tax credits for qualified clinical trials, user fee waivers under the Prescription Drug User Fee Act, and specialized regulatory guidance from the FDA during clinical development.

In China, New Drug Applications (“NDAs”) for sovleplenib in primary ITP and warm AIHA (“wAIHA”) are currently under regulatory review by the National Medical Products Administration (NMPA), supported by positive data from the pivotal ESLIM-01 and ESLIM-02 trials in China, respectively.

About AIHA

AIHA is an autoimmune disorder characterized by the destruction of red blood cells (“RBCs”) due to the production of antibodies against RBC. The incidence of AIHA is estimated to be 0.8-3.0/100,000 adults per year with an estimated prevalence of 17 per 100,000 adults and a death rate of 8-11%.1,2 wAIHA is the most common form of AIHA,3 accounting for about 75-80% of all adult AIHA cases.4

About Sovleplenib

Sovleplenib is a novel, selective inhibitor of Syk for once daily oral administration. Syk is a major component in B-cell receptor and FcR signaling and is an established target for the treatment of multiple subtypes of B-cell lymphomas and autoimmune disorders.

HUTCHMED currently retains all rights to sovleplenib worldwide.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first four medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations regarding the therapeutic potential of sovleplenib, the further clinical development for sovleplenib, its expectations as to whether any studies on sovleplenib would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding the timing and outcome of clinical studies and the sufficiency of clinical data to support NDA approval of sovleplenib for the treatment of patients with ITP, AIHA or other indications in China or other jurisdictions, unexpected adverse events or safety issues; the ability of sovleplenib to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions and to gain commercial acceptance after obtaining regulatory approval; the potential market of sovleplenib for a targeted indication; the sufficiency of funding; HUTCHMED’s ability to successfully develop and commercialize sovleplenib. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Medical Information

This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Tim Stamper	+44 7771 913 902 (Mobile) / +44 7779 436 698 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Emma Earl / Rupert Dearden	+44 20 7886 2500

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

Deutsche Numis	Joint Broker
Duncan Monteith / Ramin Naji	+44 20 7545 8000

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REFERENCES

1 Eaton WW, Rose NR, Kalaydjian A, Pedersen MG, Mortensen PB. Epidemiology of autoimmune diseases in Denmark. J Autoimmun. 2007; 29 (1):1-9. doi: 10.1016/j.jaut.2007.05.002.

2 Roumier M, Loustau V, Guillaud C, et al. Characteristics and outcome of warm autoimmune hemolytic anemia in adults: new insights based on a single-center experience with 60 patients. Am J Hematol. 2014; 89 (9):E150-5. doi: 10.1002/ajh.23767.

3 Cotran Ramzi S, Kumar Vinay, Fausto Nelson, Nelso Fausto, Robbins Stanley L, Abbas Abul K. Robbins and Cotran pathologic basis of disease. St. Louis, Mo: Elsevier Saunders; 2005. p. 637.

4 Gehrs BC, Friedberg RC. Autoimmune haemolytic anemia. Am J Hematol. 2002; 69:258–271. doi: 10.1002/ajh.10062.